UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                              MORGAN'S FOODS, INC.
                              --------------------
                                (Name of Issuer)


                         Common Stock without par value
                         ------------------------------
                         (Title of Class of Securities)


                                   616900 10 6
                                   -----------
                                 (CUSIP Number)



                                February 13, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)




-------------------------

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP NO. 616900 10 6
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FCMI FINANCIAL CORPORATION
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ONTARIO, CANADA
--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                           -0-
BENEFICIALLY                                  ----------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  135,000
ING PERSON                                    ----------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                                 -0-
                                              ----------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              135,000
                                              ----------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         135,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.96%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                  CO

--------------------------------------------------------------------------------

CUSIP NO. 616900 10 6
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PAN ATLANTIC BANK AND TRUST LIMITED
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  BARBADOS
--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                           -0-
BENEFICIALLY                                  ----------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                  135,000
ING PERSON                                    ----------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                                 -0-
                                              ----------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              135,000
                                              ----------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         135,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.96%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                  CO

--------------------------------------------------------------------------------

CUSIP NO. 616900 10 6
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FRIEDBERG MERCANTILE GROUP DEFFERED PROFIT-SHARING PLAN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ONTARIO, CANADA
--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                           0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                     1,800
ING PERSON                                    ----------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                                 0
                                              ----------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                                 1,800
                                              ----------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,800
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           0.07%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                  EP

--------------------------------------------------------------------------------

CUSIP NO. 616900 10 6
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ALBERT D. FRIEDBERG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CANADA
--------------------------------------------------------------------------------
NUMBER OF                            5        SOLE VOTING POWER
SHARES                                        136,800
BENEFICIALLY                                  ----------------------------------
OWNED BY                             6        SHARED VOTING POWER
EACH REPORT-                                     -0-
ING PERSON                                    ----------------------------------
WITH                                 7        SOLE DISPOSITIVE POWER
                                              136,800
                                              ----------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                                 -0-
                                              ----------------------------------
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         136,800
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.03%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------

Item 1.

         (a) Name of Issuer:

                  Morgan's Foods, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  24200 Chagrin Blvd.
                  Beachwood, Ohio 44122

Item 2.

         (a) Name of Persons Filing:

                  FCMI Financial Corporation
                  Pan Atlantic Bank and Trust Limited
                  Friedberg Mercantile Group Deferred Profit Sharing Plan Albert D. Friedberg

         (b) Address of Principal Business Office or, if none, Residence:

                  The principle business office of each of FCMI Financial Corporation, Albert D. Friedberg and the Friedberg Mercantile Group Deferred Profit Sharing Plan is located at BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. The principal office of Pan Atlantic Bank and Trust Limited is located at Musson Building, Third Floor, Hincks Street, P.O. Box 982, Bridgetown, Barbados, West Indies.

         (c) Citizenship:

                  FCMI Financial Corporation is an Ontario corporation. Pan Atlantic Bank and Trust Limited is organized under the law of Barbados and is registered under the International Financial Services Act 2002 of Barbados. The Friedberg Mercantile Group Deferred Profit Sharing Plan is a trust organized under the law of Ontario, Canada. Mr. Friedberg is a citizen of Canada.

         (d) Title of Class of Securities:

                  Common stock without par value.

         (e) CUSIP Number:

                  616900 10 6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
         (h)  [ ] A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J);

                                 NOT APPLICABLE

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:  136,800.

         (b) Percent of class: 5.03%.

         (c) Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote 136,800.

                  (ii)     Shared power to vote or to direct the vote: -0-.

                  (iii) Sole power to dispose or to direct the disposition of 136,800.

                  (iv) Shared power to dispose or to direct the disposition of: -0-.

Item 5.  Ownership of Five Percent or Less of a Class.

                                 NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                  SEE EXHIBIT 1

Item 8.  Identification and Classification of Members of the Group.

                                  SEE EXHIBIT 1

Item 9.  Notice of Dissolution of Group.

                                 NOT APPLICABLE

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003               FCMI FINANCIAL CORPORATION


                                       By: /s/ ENRIQUE FENIG
                                           -------------------------------------
                                           Name:  Enrique Fenig
                                           Title: Executive Vice President


Dated: February 13, 2003               PAN ATLANTIC BANK AND TRUST LIMITED


                                       By: /s/ ANSCELE PAYNE
                                           -------------------------------------
                                           Name:  Anscele Payne
                                           Title: Managing Director


Dated: February 13, 2003               FRIEDBERG MERCANTILE GROUP DEFERRED
                                       PROFIT SHARING PLAN


                                       By: /s/ ALBERT D. FRIEDBERG
                                           -------------------------------------
                                           Name:  Albert D. Friedberg
                                           Title: Trustee


Dated:  February 13, 2003              By: /s/ ALBERT D. FRIEDBERG
                                           -------------------------------------
                                           Albert D. Friedberg

                                    EXHIBIT 1

                          EXPLANATION OF ITEMS 7 AND 8

         This Schedule 13G is being filed by a group consisting of Mr. Albert D. Friedberg, FCMI Financial Corporation, Pan Atlantic Bank and Trust Limited and the Friedberg Mercantile Group Deferred Profit Sharing Plan (the "Filing Parties"). Of the shares reported as beneficially owned in this Schedule 13G, 135,000 such shares are owned directly by Pan Atlantic Bank and Trust Limited and 1,800 such shares are owned directly by the Friedberg Mercantile Group Deferred Profit Sharing Plan. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation. The Friedberg Mercantile Group Deferred Profit Sharing Plan is a retirement plan for the benefit of employees of certain affiliates of FCMI Financial Corporation. All of the shares of FCMI Financial Corporation are owned by Albert D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg possesses voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls 100% of the outstanding shares of FCMI. By virtue of his control of FMCI Financial Corporation, Mr.Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited. In addition, Mr. Friedberg is the Trustee of the Friedberg Mercantile Group Deferred Profit Sharing Plan and, as such, possesses voting and dispositive power over the securities held by that plan. Accordingly, Mr. Friedberg may be deemed the beneficial owner of all of the shares reported as beneficially owned by the Filing Parties.

                                    EXHIBIT 2


                             JOINT FILING AGREEEMNT
                                      AMONG
                           FCMI FINANCIAL CORPORATION
                       PAN ATLANTIC BANK AND TRUST LIMITED
             FRIEDBERG MERCANTILE GROUP DEFERRED PROFIT SHARING PLAN
                                       AND
                               ALBERT D. FRIEDBERG


         The undersigned hereby agree that the Schedule 13G with respect to the common stock without par value of Morgan's Foods, Inc. (the "Schedule 13G") is, and any amendments thereto executed by each of us shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.



Dated: February 13, 2003



                                       FCMI FINANCIAL CORPORATION


                                       By: /s/ ENRIQUE FENIG
                                           -------------------------------------
                                           Name:  Enrique Fenig
                                           Title: Executive Vice President


                                       PAN ATLANTIC BANK AND TRUST LIMITED


                                       By: /s/ ANSCELE PAYNE
                                           -------------------------------------
                                           Name:  Anscele Payne
                                           Title: Managing Director


                                       FRIEDBERG MERCANTILE GROUP DEFERRED
                                       PROFIT SHARING PLAN


                                       By: /s/ ALBERT D. FRIEDBERG
                                           -------------------------------------
                                           Name:  Albert D. Friedberg
                                           Title: Trustee


                                       By: /s/ ALBERT D. FRIEDBERG
                                           -------------------------------------
                                           Albert D. Friedberg